December 19, 2024

William Drew
Chief Financial Officer
Ranpak Holdings Corp.
7990 Auburn Road
Concord Township, OH 44077

       Re: Ranpak Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 14, 2024
           Form 8-K Filed March 11, 2024
           File No. 001-38348
Dear William Drew:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 30

1. Your discussion of changes in cost of goods sold cites multiple factors as impacting your results of operations but provides no quantification of the contribution of each factor. Where one or more factors contribute to material changes in operating results, please revise future filings to describe and explain the underlying reasons for the changes in quantitative and qualitative terms. Refer to the guidance in Item 303(b)
       of Regulation S-K.
 December 19, 2024
Page 2
Presentation and Reconciliation of GAAP to Non-GAAP Measures, page 33

2. We note your non-GAAP adjustments for "cloud-based software implementation costs", "SOX remediation costs", and other. Please describe to us, in greater detail, the specific nature of each adjustment and explain how you determined it is appropriate based on the guidance in Question 100.01 of the Division of Corporation
      Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears the adjustments may represent normal operating expenses
      related to your business. This comment is also applicable to disclosures in Earnings
      Releases filed under Form 8-K.
3. We note you present Non-GAAP Constant Currency Net Revenue and AEBITDA, which also includes an adjustment for constant currency. We also note you calculate
      these measures by multiplying Euro-derived data by 1.15 to reflect an exchange rate of 1 Euro to 1.15 USD, that you believe is a reasonable exchange rate to use to give a stable depiction of the business without currency fluctuations between periods and approximates the average exchange rate of the Euro to USD over the past five years.
      Please more fully explain to us why you believe using an average exchange rate over the past five years rather than the actual difference between the exchange rates during the periods presented would be more appropriate and quantify the difference between the rate you used and the actual rates. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 45

4. We note you separately present net revenue related to products, leasing and other.
      Please revise future filing to separately present cost of sales related to each revenue line item as required by Item 5-03(b)(2) of Regulation S-X.
Form 8-K filed March 11, 2024
Exhibit 99.1
Non-GAAP Financial Data, page 8

5. We note your reconciliations of GAAP Statement of Income Data to Non-GAAP Constant Currency Statement of Income Data on pages 12-15 appear to represent non-
      GAAP income statements. Please explain to us why you believe these reconciliations are appropriate based on the guidance in Question 102.10 of the Division of
      Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
      Financial Measures.
 December 19, 2024
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing